CONTRACT SCHEDULE ADDENDUM


OWNER:        [John Doe]                CONTRACT NUMBER:     [??687456]

JOINT OWNER:  [Jane Doe]                ISSUE DATE:          [01/15/06]

ANNUITANT:    [John Doe]                INCOME DATE:         [04/15/13]


MORTALITY AND EXPENSE RISK CHARGE: You have selected the PRIME Plus Benefit and the Mortality and Expense Risk Charge will increase by [0.70%] on an annualized basis on the Rider Effective Date.

[RIDER EFFECTIVE DATE: MM/DD/YYYY]

[RESET ANNIVERSARY DATE: MM/DD/YYYY]

[WAITING PERIOD: The PRIME Plus Benefit can be exercised within 30 days following a Contract Anniversary beginning with the Contract Anniversary that occurs [7] years after the latest of the Rider Effective Date or any Reset Anniversary.]

RIDERS:

[PRIME Plus Benefit Rider]
[Asset Allocation Rider]

SERVICE CENTER:
         [ALLIANZ] SERVICE CENTER
         [PO Box 1122 Southeastern, PA  19398-1122
         800-624-0197]


S40735-A-R